December 2, 2024

Vikram Grover
Chief Executive Officer
FOMO WORLDWIDE, INC.
625 Stanwix St. #2504
Pittsburgh , PA 15222

        Re: FOMO WORLDWIDE, INC.
            Form 10-K for the Year Ended December 31, 2023
            Filed July 16, 2024
            File No. 001-13126
Dear Vikram Grover:

        We issued comments to you on the above captioned filing on October 31, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 16, 2024.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction